UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 1, 2020

Commission File Number: 1-15200

Equinor ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035 STAVANGER, NORWAY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSES OF INCORPORATION BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-221130) AND FORM S-8 (FILE NO. 333-168426). THIS REPORT SHALL BE DEEMED FILED AND INCORPORATED BY REFERENCE IN SUCH REGISTRATION STATEMENTS AND SHALL BE DEEMED TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On 25 March 2020, following a sector review resulting in ratings action on 10 Europe-based integrated oil and gas groups and E&P companies, Standard & Poor’s revised their outlook from stable to negative and affirmed the AA- long term credit rating of Equinor ASA (“Equinor”). On April 1, 2020, following a similar review and ratings action, Moody’s Investors Service revised their outlook from stable to negative and affirmed the Aa2 long-term debt issuer rating of Equinor.

On March 25, 2020, Equinor issued a press release announcing the launch of $3 billion action plan to strengthen financial resilience in 2020. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 23, 2020, Equinor announced the suspension of buy-backs under its share buy-back programme. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated March 25, 2020 announcing the launch of $3 billion action plan to strengthen financial resilience in 2020.

99.2	Press release dated March 26, 2020 announcing the suspension of buy-backs under Equinor’s share buy-back programme.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: April 1, 2020	/s/ Lars Christian Bacher
Lars Christian Bacher
Chief Financial Officer